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                          March 10, 2021

       Melanie Cibik
       Senior Vice President and General Counsel
       Teledyne Technologies Incorporated
       1049 Camino Dos Rios
       Thousand Oaks, California 91360

                                                        Re: Teledyne
Technologies Incorporated
                                                            Registration
Statement on Form S-4
                                                            Filed March 4, 2021
                                                            File No. 333-253859

       Dear Ms. Cibik:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Sherry
Haywood at (202) 551-3345 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Manufacturing
       cc:                                              Hannah Frank